Exhibit 99.1

Shopify merchants drive record-high $9.3 billion in Black Friday-Cyber Monday sales

Internet, Everywhere - November 28, 2023 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced today that Shopify merchants reached a record $9.3 billion in sales* over Black Friday Cyber Monday (BFCM) weekend — a 24% increase from last year.

From early Friday in New Zealand to late Monday in California, more than 61 million consumers globally purchased from brands powered by Shopify.

Shopping peaked when collective sales reached $4.2 million per minute at 12:01 p.m. EST on Black Friday.

“Watching entrepreneurs make their first sale and seeing established brands reach new highs on Black Friday-Cyber Monday was incredible," said Shopify President Harley Finkelstein. "Our merchants spend all year building relationships with their customers and earning brand trust. This weekend was a testament to how they consistently deliver experiences and products that global consumers are looking for."

BFCM highlights from Shopify merchants

•Peak sales per minute: $4.2 million at 12:01 PM EST on Nov. 24.
•61 million consumers globally purchased from Shopify-powered brands.
•Hottest product categories: apparel and accessories, health and beauty, and home and garden.
•Average cart price: $108.12 ($107.53 on a constant currency basis).
•Top selling countries: U.S., U.K., Australia, Canada, and Germany.
•Top selling cities: Los Angeles, New York, and London.
•Cross-border orders represented 15% of all global orders.
•56,000+ tonnes of carbon removal funded by Shopify to counteract shipping emissions.
•60% year-over-year increase in sales made via Shop Pay.
•17,500+ entrepreneurs made their first sale on Shopify.
•More than 55,000 merchants had their highest-selling day ever on Shopify.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.
_

*Shopify’s 2023 Black Friday-Cyber Monday data is based on gross merchandise volume (GMV) by Shopify merchants around the world from November 23 11:00 UTC to November 28 8:00 UTC. GMV represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. The methodology underlying the data may vary year on year and prior year results are not directly comparable to current results. All financial figures are in USD. Data represents online and offline sales made by Shopify’s global merchants.